EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2003

FIXED CHARGES:

Interest Expense	$44,943
Amortization of Debt Premium, Discount and Expense	715
Interest Component of Rentals	502

Total Fixed Charges	$46,160

EARNINGS:

Net Income before Dividends on Preferred Stock	101,583
Add:
Income Taxes Applicable to Utility Operating Income	65,491
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses) — Net	(605)
Total Fixed Charges	46,160

Total Earnings	$212,629

Ratio of Earnings to Fixed Charges	4.6